Kemper Corporation One East Wacker Drive Chicago, IL 60601 kemper.com

December 17, 2014
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington D.C. 20549
Re: Kemper Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 6, 2014
File No. 001-18298
Dear Mr. Rosenberg:
Kemper Corporation (the “Company”) has received and reviewed your letter dated December 3, 2014, regarding the Commission’s review of the above mentioned filings and has submitted its response below.
Form 10‐K for the fiscal year ended December 31, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment Results, page 46
Comment:

1.
You disclose on page 18 that the interest rate environment has a significant impact on your financial results and position and a protracted low interest rate environment would continue to place pressure on net investment income. Please provide us proposed disclosure to be included in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing and callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your proposed disclosure.

Company response:
While a protracted low interest rate environment could impact investment income in all of the Company’s operating segments, it is more likely to have the greatest impact in the Company’s Life & Health Insurance segment, and in particular on its life insurance products. The Company’s primary life insurance products are traditional whole-life and term life insurance. The Company’s interest-sensitive life insurance product has been in run-off for more than 15 years. Interest-sensitive life insurance reserves were not material at December 31, 2013, representing only 2% of Life and Health Insurance Reserves reported in Kemper’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Annual Report”). Accordingly, cash flows related to interest-sensitive life insurance products or other products with guaranteed features are not material. The investment portfolio supporting the Company’s Life & Health Insurance segment was comprised of $3,330 million, or 81%, of investments in fixed maturities, $116 million, or 3%, of investments in equity securities, $64 million, or 2%, of equity method limited liability investments and $564 million, or 14%, of other investments at December 31, 2013. A protracted low interest rate environment will have its greatest impact on the Life & Health Insurance segment’s net investment income from investments in fixed maturities. The weighted-average book yield on the Life & Health

Insurance segment’s investments in fixed maturities was approximately 5.7% at December 31, 2013, and the weighted-average book yield on investments in fixed maturities maturing over the next five years was 7.6%. The Life & Health Insurance segment’s reinvestment rate for investments in fixed maturities was approximately 5.4% in 2013 with an average duration of 6.2 years.
Beginning with Kemper’s Annual Report on Form 10-K for the year ended December 31, 2014, the Company proposes to include additional information regarding book yields of investments in the Life & Health Insurance segment maturing over the next five years and the segment’s reinvestment rate in its Management Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”). If the Company had made the disclosure in the 2013 Annual Report, the discussion of the Life & Health Insurance segment in the first full paragraph on page 44 would read as follows (proposed disclosure has been underlined).
Net Investment Income increased by $5.6 million for the year ended December 31, 2013, compared to 2012, due primarily to a higher level of investments in fixed maturities, higher investment income from Equity Method Limited Liability Investments and higher dividends on equity securities, partially offset by lower book yields on fixed maturities. Net investment income from Equity Method Limited Liability Investments was $8.4 million for the year ended December 31, 2013, compared to $1.8 million in 2012. The weighted-average book yield on the Life & Health Insurance segment’s investments in fixed maturities was approximately 5.7% at December 31, 2013, compared to 6.1% at December 31, 2012. A protracted low interest rate environment could adversely impact the Life & Health Insurance segment’s weighted-average book yield on investments in fixed maturities. For example, the weighted-average book yield on investments in fixed maturities will decline if new money is invested at yields below the portfolio rate. Also the weighted-average book yield on investments in fixed maturities will decline, to the extent that investments maturing over the next five years are not used for such purposes as paying claims and expenses, if the reinvested portion is at a yield that is lower than the book yield of the maturing investment. The Life & Health Insurance segment’s investments in fixed maturities that are maturing over the next five years totaled $561 million at December 31, 2013. The weighted-average book yield on such investments was 7.6% at December 31, 2013. The Life & Health Insurance segment’s reinvestment rate for investments in fixed maturities was approximately 5.4% in 2013 with an average duration of 6.2 years.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies and Accounting Changes
Insurance Reserves, page 74
Comment:

2.
Please refer to ASC 944-40-25-1. Tell us the estimated amount of claim costs for insured events incurred but not reported to you included in your liability for unpaid claims and claim adjustment expenses at December 31, 2013 for your traditional life insurance products. In addition, tell us:

•	How you determined the amount of this liability including to what extent you used the database of reported deaths maintained by the Social Security Administration or a comparable database;

•	Where you classify this liability within your balance sheet;

•	Why you do not provide the disclosures required by ASC 944-40-50-3 for these products; and,

•
The basis for your statement in Note 23. Contingencies that “Kemper cannot reasonably estimate the amount of loss that it would recognize if the Life Companies were subjected to such requirements on a retroactive basis.”

Company response:
The Company’s liability for unpaid claims and claims adjustment expenses on traditional life insurance products was $37.6 million at December 31, 2013, of which $9.1 million was related to incurred but not reported (“IBNR”) claims. The Company’s liability for unpaid claims and claims adjustment expenses on traditional life insurance is disclosed in the MD&A in the table captioned “Insurance Reserves” on page 44 of the 2013 Annual Report.

With respect to the first bullet of the Staff’s comment, except as described below, the Company does not utilize a database of reported deaths maintained by the Social Security Administration or a comparable database (a “Death Master File”) to determine its IBNR liability. Instead of using such a database, the Company calculates its IBNR liability by line of business using Company-specific historical information, which includes analyzing average paid claims and the average lag between incurred and reported claims.
Kemper’s life insurance subsidiaries do not use a Death Master File to identify potentially deceased insureds unless, and then only to the extent, required by applicable law. Applicable laws requiring the use of a Death Master File are effective in the states of Kentucky and Maryland. In the case of Kentucky, Kemper’s life insurance companies are required to compare policies issued and delivered in Kentucky after January 1, 2013 with a Death Master File. In the case of Maryland, Kemper’s life insurance subsidiaries were required to compare all in-force life insurance policies in the state with a Death Master File by April 1, 2014 and periodically thereafter. The Company’s liability for unpaid claims and claims adjustment expenses on traditional life insurance products includes a provision for unpaid claims and expenses that it expects to pay as a result of complying with the Maryland and Kentucky statutes.
With respect to the second bullet of the Staff’s comment, the Company classifies its liability for claims and claim adjustment expenses, including IBNR, for traditional life insurance products under the caption “Life and Health Insurance Reserves” in its consolidated balance sheets.
With respect to the third bullet of the Staff’s comment, disclosures described in ASC 944-40-50-3 were not included in the 2013 Annual Report because the liability was not material. As noted above, the liability for incurred losses and LAE reserves on life insurance products at December 31, 2013, as reported in the MD&A on page 44 of the 2013 Annual Report, was $37.6 million, which represented only 1.2% of the Company’s Life and Health Insurance Reserves.
With respect to the fourth bullet of the Staff’s comment, Kemper’s life insurance subsidiaries do not use a Death Master File to identify potentially deceased insureds unless, and then only to the extent, required by applicable law. As noted in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, the Company believes that, absent a statutory requirement to use a Death Master File, it is under no obligation to do so. As of December 31, 2013, only a few states had adopted statutes requiring life insurers to use a Death Master File to identify deceased insureds, and those states represent a very small percentage of Kemper’s life insurance subsidiaries’ in-force life insurance business. Because Kemper’s life insurance subsidiaries do not use a Death Master File with respect to the vast majority of their in-force life insurance, as of December 2013 and with respect to subsequent reporting periods, it has not been possible for the Company to estimate the impact of using a Death Master File on a retroactive basis.
Form 10-Q for the Quarterly Period Ended September 30, 2014
Notes to the Condensed Consolidated Financial Statements
Note 10 - Business Segments, page 22
Comment:

3.
Please provide us an analysis explaining the reasons and nature of the realignment in the first quarter of 2014 resulting in the property and casualty businesses being reported as a single business segment. In your response, address what happened to the three previous reporting segments and what operating segments (ASC 280-10-50-1) comprise your current reporting segment (ASC 280-10-50-10). Address in your response the applicable paragraphs within ASC 280-10 including ASC 280-10-50-11.

Company response:
Prior to 2014, the Company reported its property and casualty insurance business using three separate reportable segments-Kemper Preferred, Kemper Specialty and Kemper Direct (collectively, the “Prior Operating Segments”). The Prior Operating Segments, as previously defined and operated, no longer exist. In the first quarter of 2014, the Company realigned these operations largely along functional lines, with the exception of certain limited aspects of the Company’s California non-standard personal automobile insurance business and certain limited aspects of its direct-to-consumer business, which is in run-off. Under the new structure, many functions, processes, and systems that were performed or previously existed separately within each of the Prior Operating Segments were consolidated and standardized into a single function, process, or system supporting the entire property and casualty insurance organization.
Due to the significance of the change in internal structure/organization, the Company reevaluated its segment reporting in accordance with ASC 280, concluding that the realigned property and casualty insurance operation (the “Property & Casualty Insurance segment”) was an operating segment in accordance with guidance in ASC 280-10-50-1 through 50-9. Prior to realignment, each of the Company’s property and casualty insurance businesses had its own management structure and primarily functioned separately from each other. Central to the realignment effort has been the merging and/or sharing of certain primary functions across the entire property and casualty insurance operation, including finance, information technology, claims, legal, human resources, strategy, business transformation, and some portion of actuarial and analytics. In addition, with the exception of the Company’s California non-standard personal automobile insurance business, substantially all of marketing and agency management was consolidated. Prior to the consolidation, agents that represented the Company’s standard and preferred insurance products were managed separately from agents that represented the Company’s non-standard personal and commercial automobile insurance products. While some aspects of the Company’s California non-standard personal automobile business, including its agency force and product development, are managed on a separate basis, they are managed in this manner to comply with certain regulations in the state of California. Each of the functions identified above reports directly to the Property & Casualty Group Executive, who reports directly to Kemper’s Chief Executive Officer, who is the Company’s chief operating decision maker (“CODM”) as he is ultimately responsible for allocating resources and assessing performance of the segments. The CODM holds the Property & Casualty Group Executive directly accountable for management of the Property & Casualty Insurance segment as a whole.
Operating results for the Property & Casualty Insurance segment level are reviewed on a monthly basis by the Company’s CODM. As is typical in the insurance industry, certain disaggregated data is also analyzed (e.g., line of business); however, the primary evaluation by the CODM is at the Property & Casualty Insurance segment and Life & Health Insurance segment levels. The CODM also evaluates resource/capital allocation primarily at the Property & Casualty Insurance segment and Life & Health Insurance segment levels. The Company has processes to allocate expenses and derive estimated profitability by product (primarily for pricing and assessing product performance), which is typical in the insurance industry. The Company manages its property and casualty insurance business in a holistic manner as many of the products are linked and even interdependent. This philosophy is consistent with what is presented to the Company’s rating agencies. Over the past several years, the Company has been developing and refining Company-specific risk-based capital requirements and allocating capital at a product level; however, the first cut for both begins at the total Property & Casualty Insurance and total Life & Health Insurance levels. Furthermore, beginning in 2014, the executive incentive compensation plan was revised such that financial measures were based on the entire realigned Property & Casualty Insurance segment. Prior to realignment, an executive’s incentive compensation was based on the standalone financial results for his or her Prior Operating Segment. This provides further weight to the position that performance is assessed at the Property & Casualty Insurance segment level.
The Company considered whether operating segments exist at a more disaggregated level but concluded that these levels do not meet all operating segment criteria in either form or substance. Notably, consideration was given to Kemper Personal and Commercial lines (“KPCL”), Kemper Specialty California (“KSCA”), and Kemper Direct (“KD”). Effective with the realignment, the Company has segregated certain blocks of business within the Property & Casualty Insurance segment, due primarily to distribution and regulatory reasons. KSCA was segregated due primarily to California regulations and to provide additional focus on one of the Company’s key markets. Kemper Direct is in run-off, and a specialized team and focus are being used to successfully run off the business.
In accordance with ASC 280-10-50-10, the Company determined that its two operating segments were also its reportable segments. The Company also evaluated the aggregation criteria noted in ASC 280-10-50-11 and determined that aggregation was not appropriate.

In connection with the Company’s response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 312.494.6820 if you have any additional questions or need further clarification.

Sincerely,

/s/ Frank J. Sodaro
Frank J. Sodaro
Senior Vice President and Chief Financial Officer